Exhibit 15.4
[IMS HEALTH HQ LIMITED LETTERHEAD]

AstraZeneca PLC
Legal & Secretary’s Department
2 Kingdom Street
London
W2 6BD
For the attention of Adrian Kemp
By fax 020 7604 8151 & by post

28 March 2012

Dear Ladies and Gentlemen

IMS DATA DISCLOSURE FOR ANNUAL REPORT AND FORM 20-F INFORMATION 2011

In connection with the anticipated filing by AstraZeneca PLC (“AstraZeneca”) of certain registration statements with the US Securities and Exchange Commission, IMS Health HQ Limited hereby authorizes AstraZeneca to refer to IMS Health and certain pharmaceutical industry data derived by IMS Health, as identified on the pages annexed hereto as Exhibit A, a selection of pages from AstraZeneca’s Annual Report and Form 20-F Information for the fiscal year ended December 31, 2011 (the “Annual Report”), which is incorporated by reference in the registration statements No. 33-83774 for AstraZeneca and Zeneca Wilmington Inc. and No. 333-145848, No. 333-114165 and No. 333-171306 for AstraZeneca, each on Form F-3, and in the registration statements No. 333-09060, No. 333-09062, No. 33-65362, No, 33-65366, No. 333-12310, No. 333-12426, No. 333-12428, No. 333-13328, No. 333-13918, No. 333-124689, No. 333-152767 and No. 333-170381 on Form S-8 for AstraZeneca.

IMS Health’s authorization is subject to AstraZeneca’s acknowledgement and agreement that:

1)	IMS Health has not been provided with a full copy of the draft Annual Report but only a very limited number of pages from the documents as indicated above;

2)
IMS Health has not undertaken an independent review of the information disclosed in the Annual Report other than to discuss our observations as to the accuracy of the information relating to IMS Health and certain pharmaceutical industry data derived by IMS Health;

3)
AstraZeneca acknowledges and agrees that IMS Health shall not be deemed an “Expert” in respect of AstraZeneca’s securities filings, and AstraZeneca agrees that it shall not characterize IMS Health as such; and

4)
AstraZeneca accepts full responsibility for the disclosure of all information and data, including that relating to IMS Health, set forth in the Annual Report as filed with the SEC and agrees to indemnify IMS Health from any third party claims that may arise therefrom.

Please indicate your agreement to the foregoing by signing in the space indicated below. Our authorization will not become effective until accepted and agreed by AstraZeneca.

Very truly yours,

/s/ James E. Salitan
James E. Salitan
Vice President and Associate General Counsel, EMEA Region
For and on behalf of IMS Health HQ Limited

ACCEPTED AND AGREED
this 28 day of March 2012

AstraZeneca PLC

/s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary

2

Exhibit A

Our top 10 medicines by sales value in 2011 were:

Cardiovascular

Crestor

for managing cholesterol

levels

Seloken/

Toprol-XL

for hypertension,

heart failure and angina

Atacand

for hypertension and

heart failure

Gastrointestinal

Nexium

for acid-reflux

Losec/Prilosec

for the treatment of acid related diseases

Infection

Synagis

for RSV, a respiratory

infection in infants

Neuroscience

Seroquel  IR

for schizophrenia and bipolar

disorder

Seroquel  XR

for schizophrenia, bipolar

disorder and major depressive disorder

Oncology

Zoladex

for prostate and breast cancer

Respiratory & Inflammation

Symbicort

for asthma and chronic

obstructive pulmonary disease

Our activities touch many people’s lives and we are committed to working in a spirit of collaboration to achieve our goal of better health for patients:

>  For patients and physicians, we provide medicines for some of the world’s most serious diseases.

>  For the people who pay for healthcare, we work to make sure that our medicines offer real value for money.

>  For our employees, we provide a culture in which they can feel appreciated, energised and rewarded for their contribution.

>  For our shareholders, we aim to deliver value through our continued focus on innovation and running our business efficiently.

>  For the wider community, we want to be valued for the contribution our medicines make to society and trusted for the way in which we do business.

We work closely with all our stakeholders to understand their challenges and how we can combine our skills and resources to achieve a common goal: improved health.

AstraZeneca Annual Report and Form 20-F Information 2011	AstraZeneca at a glance 3

Our Strategy and Performance

More people than ever before had access to innovative medicines in 2011. At the same time, the pharmaceutical industry is facing the expiry of patents on some of the world’s most successful medicines, is experiencing pressure on R&D returns and is increasingly being challenged to prove the value of its drugs. In this section, we describe the key growth drivers and challenges that we face. We then describe AstraZeneca’s response, strategy and business model for creating value, through which we deliver benefits to our stakeholders. Finally, we outline the indicators that we use to measure our delivery against our objectives.

The pharmaceutical industry

As the figure overleaf shows, the world pharmaceutical market grew by 4.5% in 2011. Average revenue growth in Established Markets was 2.8% while that in Emerging Markets was over four times higher at 12%. The top five pharmaceutical markets in the world remained the US, Japan, Germany, France and China, with the US representing 38.1% of global prescription pharmaceutical sales (2010: 38.5%).

While demand for medicines and world pharmaceutical markets continued to grow in 2011, research-based pharmaceutical companies faced a challenging marketplace. Industry returns are under pressure from declining R&D productivity and intensifying pricing pressures, particularly in Established Markets facing rising healthcare costs. We also face increased competition from generic medicines as some of the world’s most successful drugs come off patent. In addition, greater regulatory constraints are being placed on the pharmaceutical industry by governments and those who pay for our medicines.

The industry remains highly competitive. Our competitors are other large research-based pharmaceutical companies that develop and sell innovative, patent-protected prescription medicines and vaccines, as well as smaller biotechnology and vaccine companies, and companies that produce generic medicines. While many of our peers are confronting similar challenges, strategically these challenges are being met in different ways. For example, some companies have chosen to diversify by acquiring or building branded generics businesses or consumer portfolios, arguing that this enables them to better meet changing customer needs and smooth risk for shareholders.

Most companies continued to pursue their existing strategies in 2011, with some continuing to diversify and others pursuing a focused strategy. There were, however, exceptions with examples of companies shedding diversified assets. Key trends included efforts to improve R&D productivity, expansion of geographic scope, especially in Emerging Markets and Japan, and the pursuit of operational efficiency. Industry consolidation continued with both merger activity and acquisitions of specific assets and capabilities.

Growth drivers

Expanding patient populations

The world population is estimated to have passed seven billion in 2011, increasing from six billion in 1998, and is expected to reach nine billion by 2050. In addition, the number of people who can access healthcare continues to increase, particularly among the elderly. Globally, it is estimated that the number of people over 65 will be almost one billion by 2030, double what it was in 2005.

Faster-developing economies, such as China, India and Brazil, offer new opportunities for the pharmaceutical industry to help an expanding number of patients who can benefit from innovative medicines. Emerging Markets now represent approximately 85% of the world population. In addition, pharmaceutical revenues in those markets grew significantly faster than those in Established Markets in 2011 and, as the Estimated pharmaceutical market growth 2010-2015 figure overleaf shows, it is estimated that this trend will continue.

Unmet medical need

In most established markets, ageing populations and certain lifestyle choices such as smoking, a poor diet and lack of exercise drive an increased incidence of chronic diseases such as cancer, cardiovascular/metabolic and respiratory diseases which require long-term management. The prevalence of chronic disease is increasing in middle income countries and is also beginning to have an impact in low income countries. For example, there are 36 million deaths every year from non-communicable diseases and, of those, 80% are in lower and middle income countries. It is estimated that nearly 33% of the world’s diabetes patients will come from India and China by 2030, by which date its prevalence in Brazil is expected to have increased by two-thirds.

AstraZeneca Annual Report and Form 20-F Information 2011	Strategy and Performance The pharmaceutical industry 15

Strategy and Performance

World pharmaceutical markets

Data based on world market sales using AstraZeneca’s market definitions as set out in the Market definitions table on page 209. Source: IMS Health, IMS Midas Quantum Q3 2011.

Advances in science and technology

Innovation leading to new drugs is critical to meeting unmet medical need. Existing drugs will continue to be important in meeting the growing demand for healthcare, particularly with the increasing use of generic medication. At the same time, advances in disease understanding and the application of new technologies will be required to ensure the delivery of new medicines. Such approaches include personalised healthcare and predictive science as well as new types of therapy.

With advances in the technologies for the design and testing of novel compounds, new opportunities exist for the use of innovative small molecules as new medicines. The use of large molecules, or biologics, has also become an important source of innovation, with biologics among the most commercially successful new products. Forecasts for 2016 predict that of the world’s top 100 pharmaceutical products, 45% of sales will come from biologics. This compares with only 33% in 2010 and 15% in 2002. Most pharmaceutical companies now pursue both small molecules and biologics R&D.

The challenges

R&D productivity

Improving R&D productivity is a critical challenge for the pharmaceutical industry. Global investment in pharmaceutical R&D by the top 500 pharmaceutical and biotech companies reached an estimated $133 billion in 2011, a 93% increase from $69 billion in 2002. Over the same period, the number of new drug launches per year in the US stayed broadly the same, with an annual average of 25. Increasing investment has not yet resulted in a sustained increase in output, although the FDA approved 30 new drugs in 2011. At the same time, there appears to be a shift away from regulatory submissions for broad primary care medicines to more specialist drugs treating, for example, more complex diseases, together with orphan drugs for rare medical conditions.

To ensure it delivers a sustainable return on its R&D investment, the industry is working to increase its probability of success in developing commercially viable new drugs and moving to a lower, more flexible cost base. It does so at a time when regulators and payers are demanding more and better evidence of comparative effectiveness of compounds, which lengthens development times and increases development costs.

16 Strategy and Performance The pharmaceutical industry	AstraZeneca Annual Report and Form 20-F Information 2011

Using the full range of innovative technologies, the industry is focused on two critical milestones: Proof of Concept, which delivers candidate drugs with supporting data demonstrating that the drug results in a clinical change with an acceptable endpoint or surrogate in patients with the disease, and, secondly, product approval.

Organisationally, companies are addressing productivity challenges in a variety of ways. These include:

>	focusing on a defined set of therapeutic areas, and exiting those where success has been poor
>	restructuring R&D organisations to create clearer accountabilities and smaller, more entrepreneurial units
>	revamping decision making and governance, so that unsuccessful compounds are identified early, before significant costs have been incurred
>	reducing costs and improving process efficiency, using Lean business improvement tools such as Six Sigma and outsourcing
>	a collaboration-centric business model that includes academic collaborations and co-development agreements that provide for the sharing of development risks and costs with third parties
>	looking externally for high quality science, technologies, targets, drug candidates, and/or entire drug pipelines.

Regulatory requirements

Our industry continues to be one of the most heavily regulated. This reflects public interest in ensuring access to safe, effective and high quality medicines that are responsibly promoted. Given the nature and geographic scope of our business, we maintain important relationships with health authorities worldwide, including the FDA in the US, the EMA in the EU, the Japan Pharmaceuticals and Medical Device Agency and the SFDA in China.

Efforts to harmonise regulations globally are ongoing, yet the number of regulations and their impact continue to multiply. This is particularly evident in the conduct of clinical trials. In order to support the registration of our products in a given regulatory jurisdiction, programmes providing foreign clinical trial data must meet each individual health authority’s requirements to ensure relevance to their population. Regulators also continue to redefine their patient safety assessment processes. This includes the management of known and emerging risks, both before and after product approval. In certain markets, additional safety initiatives are developing locally which operate independently of already established international standards, further increasing the complexity and disharmony of drug safety monitoring and reporting. In addition, the growing complexity and globalisation, of both clinical studies and the manufacturing supply chain, has led to an increase in cross-regional health authority collaborations and inspections in these areas.

Public demand for access to data, especially clinical data, to understand how health authorities arrive at their regulatory decisions, has resulted in numerous transparency proposals worldwide. In some instances, policies have been implemented without guidelines that define personal, private and proprietary information. Thus there can be no assurance that the data will be safeguarded against public disclosure.

There is mounting pressure from both health technology assessors and payers to assess not only the safety of our products but also their relative effectiveness and value. Consequently there is a heightened interest by health authorities in both the comparative clinical effectiveness and the ongoing benefit/risk assessment of pharmaceuticals after approval. The regulatory landscape is evolving with an increased focus on incorporating validated health outcome quality measures into clinical trials and developing clinical comparative evidence.

Estimated pharmaceutical market growth 2010-2015

AstraZeneca Annual Report and Form 20-F Information 2011	Strategy and Performance The pharmaceutical industry 17

Strategy and Performance

In spite of the challenges, regulators are approving drugs that address unmet medical needs when supported by strong data and compelling benefit/risk propositions. In addition, health authorities are increasing their collaboration with external stakeholders to drive innovation, define and clarify approval requirements for personalised healthcare and drug-diagnostic combinations, and to accelerate the development of treatments that address public health priorities.

Pricing pressure

Most pharmaceutical sales continue to be generated in highly regulated markets where governments and private payers, such as insurance companies, exert various levels of control on pricing and reimbursement. Cost containment in healthcare, including containment of pharmaceutical spending, continues to be a focus and the global economic downturn has enhanced this trend. As a consequence, the pricing and reimbursement environments in many markets continue to be highly dynamic. It is increasingly important for companies to work with governments to promote innovation, while ensuring they achieve adequate commercial returns.

Pricing pressures have arisen in the pharmaceutical industry in a number of ways in recent years, particularly through the implementation of a variety of regulatory drug price control mechanisms and other reforms. For example, in Europe, mandatory discounts have been applied in Italy. In Germany, Europe’s largest pharmaceutical market, there have been freezes on permitted pharmaceutical prices. In addition, recent German healthcare reforms have transformed the way in which new patent protected drugs are assessed. There is no longer a free market for the pricing and reimbursement for such drugs. Instead the law in Germany now requires manufacturers to prove the additional benefit of their drugs over existing alternatives and demonstrate their value to regulators and payers. Only by showing additional benefit can the drug avoid being transferred to the German reference pricing system, where, for each drug group, a single reimbursement level or reference price is set.

China has experienced 26 rounds of cuts to the maximum permitted retail drug prices in the last seven years and in Japan and South Korea biennial cuts are expected to continue. We are also seeing the introduction of fixed hospital tariffs, which can act as a method of controlling drug costs by incentivising hospitals to choose cheaper generic alternatives.

Elsewhere, such as in Canada and the UK, increasing use is being made of risk sharing agreements, the most common forms of which allow health bodies and payers to seek a refund if a drug fails to meet certain expectations, with other markets expected to follow. Finally, in markets such as France, Mexico and South Korea, price/volume negotiations are becoming prevalent.

In the US, the Affordable Care Act (Act) has already had a direct impact on healthcare activities despite the fact that many of the healthcare coverage expansion provisions of the Act do not take effect until 2014. For example, there has been an increase in drug rebates and discounts. The pharmaceutical industry, including AstraZeneca, has continued to show its commitment to expanding access to government healthcare programmes through, for example, helping to close the coverage gap in the Medicare Part D prescription drug programme and by paying an annual industry fee. The industry is working with policymakers and regulators during the implementation of healthcare reform with a view to ensuring that they strike a balance between containing costs, while also promoting an environment that fosters medical innovation.

In August, as part of the bipartisan agreement to raise the federal debt ceiling, the US Congress created the Joint Select Committee on Deficit Reduction (Committee). The Committee was empowered to recommend a package of $1.2 trillion in cost savings with the requirement that, if the Committee failed to reach an agreement, the savings would be achieved through across the board spending cuts (sequestration). The Committee discussions ended without reaching an agreement and, barring future action by Congress, sequestration will take effect on 2 January 2013 and will impact most federal government healthcare programmes, other than Medicaid, with broad reductions in federal government spending. As federal financial pressures continue, we anticipate that some policymakers will look to the pharmaceutical industry for further cost savings in much the same way that they did during deficit reduction discussions.

More information regarding the impact of price controls and reductions, as well as the impact of healthcare reform in the US, can be found in the Principal risks and uncertainties section from page 130. The principal aspects of price regulation in our major markets are described further in the Geographical Review from page 77.

Patent expiries and genericisation

Over the next few years some of the biggest selling drugs the industry has ever produced face patent expiry. As a consequence, payers, physicians and patients in Established Markets will have low price, generic alternatives in many important classes of primary care drugs. For example, in the US, generics constitute 80% of the market by volume today and are expected to be the single largest driver of value growth up to 2015.

Patents only protect pharmaceutical products for a finite period and the expiry or early loss of patents may lead to the availability of generics. Generic versions of drugs are very competitive with significantly lower pricing than the innovator equivalents. This is partly due to lower investment by generic manufacturers in R&D and market development which generic manufacturers do not need to recover. While generic competition has traditionally occurred when patents expire, it can also occur where the validity of patents is disputed or successfully challenged before expiry. Such early challenges by generics have increased with generic companies increasingly willing to launch products ‘at risk’, for example, prior to resolution of the relevant patent litigation. This trend is likely to continue, resulting in significant market presence for the generic version during the period in which litigation remains unresolved, even though the courts may subsequently rule that the innovative product is properly protected by a valid patent. The unpredictable nature of patent litigation has led innovators to seek to settle such challenges on terms acceptable to both innovator and generic manufacturer. However, some competition authorities have sought to challenge the scope or even availability of this type of settlement agreement.

Biologics have, to date, sustained longer life-cycles than traditional pharmaceuticals and have faced less generic competition. This is due to a more complex manufacturing process for biologics compared with small molecule medicines and the inherent difficulties in producing a copy of a biologic, or ‘biosimilar’, which is sufficiently similar to the innovator to meet regulatory requirements. However, with regulatory authorities in Europe and the US continuing to implement abbreviated approvals processes for ‘biosimilar’ versions, biologics are becoming subject to competition from biosimilars and other follow-on biologics.

Building trust

The pharmaceutical industry faces a challenge in building and maintaining trust, particularly with governments and regulators. The last 10 years have seen a significant increase in the number of settlements between innovator companies and governmental and regulatory authorities for violations of a variety of laws. These include breaches of sales and marketing practices, inducements of physicians to administer a company’s products and breaches of anti-trust legislation. For some audiences, there is a perception that pharmaceutical companies place their commercial goals above the interests of patients, physicians and payers. Companies are taking steps to change this perception, by embedding a culture of ethics and integrity, adopting higher standards of governance and improving relationships with employees, shareholders and other stakeholders. For more information about some of the measures we are taking, see the Responsible Business section from page 47.

18 Strategy and Performance The pharmaceutical industry	AstraZeneca Annual Report and Form 20-F Information 2011

Strategy and Performance

Our performance in 2011 continued

Pipeline

Major market approvals for *Brilinta*, *Caprelsa*, *Axanum* and Komboglyze™; *Nexium* and *Faslodex* 500mg approved in Japan; mixed results for dapagliflozin submission and disappointments on other pipeline products[2]

Product approvals

One-two first major market approvals per year that support revenue target for 2014 of $3-5[3] billion from recent launches, pipeline and in-licensing

2011: *Brilinta* approved in the US and Canada; *Caprelsa* (vandetanib) approved in the US and positive CHMP opinion in the EU; *Axanum* approved in the EU, Komboglyze™ approved in the EU, *Fluenz* approved in the EU

2010: *Vimovo* approved in the US and the EU; *Brilique* approved in the EU with Complete Response Letter received for *Brilinta* in the US; Kombiglyze XR™ approved in the US; additional indications approved for *Crestor* in the US and the EU and for *Seroquel XR* in the EU

2014 target reduced

Regulatory submissions

Major market submissions to support first approvals and line extensions for each new product, and continued marketing applications (first local authorisation and local line extensions) in additional countries to drive growth

2011: *Nexium* and *Faslodex* 500mg approved in Japan; dapagliflozin MAA validated by EMA; Complete Response Letter received from the FDA in the US requesting additional clinical data

2010: Dapagliflozin and vandetanib NDAs submitted in the US and the EU; *Zinforo* and *Axanum* MAAs submitted in the EU

On target

Phase III investment decisions

Phase III investment decisions that support value targets for new products[3]

2011: Phase III trials started for NKTR-118 and initiation of Phase III programme for CAZ AVI

2010: Phase III trials started for fostamatinib and TC-5214

2014 target reduced

Licensing deals/acquisitions

40% of our pipeline sourced from outside our laboratories

2011:
6 out of 9 Phase III/Registration projects (67%) sourced externally
12 out of 24 Phase II projects (50%) sourced externally

2010:
6 out of 9 Phase III/Registration projects (67%) sourced externally
11 out of 32 Phase II projects (34%) sourced externally

Met target

Deliver the business

Global revenue reduction of 2% included 10% increase in Emerging Markets[4]

Growth of key brands

Drive revenue growth of key brands that retain exclusivity

2011:
***Crestor* +13%, *Symbicort* +11%, *Seroquel XR* +27%**

2010:
Crestor +24%, *Symbicort* +20%, *Seroquel XR* +67%

Met target

Revenue from new product launches

Revenue in 2014 in the range of $3-5[3] billion from recent launches, pipeline and in-licensing

2011:

$274m

Combined revenue from Onglyza™, *Vimovo*, *Brilinta*/*Brilique*, *Caprelsa* and *Axanum*

2010: $74 million

Combined revenue from Onglyza™ and *Vimovo*

2014 target reduced

Emerging Market sales

25% of revenue in 2014 from Emerging Markets business

2011:

17%

17% of revenue from Emerging Markets

2010: 16% of revenue from Emerging Markets

On target

[2] See Research and Development section from page 30 for more information.
[3] Target revised to $2-4 billion in February 2012. See Medium-term planning assumptions section on page 22.

[4] See Financial Review from page 82 and Therapy Area Review from page 56 for more information.

24 Strategy and Performance Our performance in 2011	AstraZeneca Annual Report and Form 20-F Information 2011

Delivering our strategy

Sales and Marketing

We focus on brands and

activities that make a

difference

Our global sales and marketing organisation is active in over 100 countries and, at the end of 2011, comprised approximately 32,300 employees. As well as building on our leading positions in the US and Other Established Markets, we continue to increase our strength in Emerging Markets including China, Brazil, Mexico and Russia. See the Market definitions table on page 209 for more information on AstraZeneca’s market definitions.

We work to ensure success in individual markets by having highly accountable local leaders who understand their markets and have a strong focus on profitable business growth. This extensive network is supported by a single Commercial organisation that develops global product strategies and drives commercial excellence, ensuring a strong customer focus and commercial direction in the management of our pipeline and marketed products. All our efforts are underpinned by a commitment to conducting our sales and marketing activity in accordance with our values and driving commercial success responsibly.

Driving commercial success

Delivering commercial success requires us to maximise the value of our portfolio across the whole life-cycle of a medicine. For an overview of this process see the Life-cycle of a medicine section on page 10. We do so by connecting our science with our customers’ needs. From an early stage in the medicine discovery process we embed customer insights into our R&D strategy based on our interactions with healthcare providers, patients, regulators and payers. We build on this with our local market expertise and knowledge. This approach helps us to prioritise resources and optimise our portfolio, thereby delivering medicines which customers value and which meet their needs.

Activities in 2011 focused on ensuring continued commercial excellence of key products, such as Crestor, Seroquel XR and Symbicort, driving growth in new markets and accelerating the commercialisation of recently launched products. Recently launched products include Onglyza™, Brilinta/Brilique, Vimovo and Caprelsa. Brilinta/Brilique has been approved in 64 countries and, while launches have occurred in 37 markets, due to the time needed to secure reimbursement, formulary approval and protocol adoption, full patient access at the end of 2011 was limited to an estimated 12% of the acute coronary syndromes market.

Global strategies tailored to meet local needs

We focus on developing global strategies tailored to meet local needs, and recognise that our commercial capability must evolve to meet future market requirements. The pace and degree of change in global economies, and intensifying regulatory and access challenges have led us to look at ways of better and more efficiently addressing the changing needs and preferences of payers, prescribers and patients.

As part of this effort, in November we announced our consolidation into three regions: (the Americas; EMEA; and Asia-Pacific), running the regional sales and marketing organisation from three sites: (Wilmington, Delaware, US; London, UK; and Shanghai, China), and we are changing

36 Delivering our strategy Sales and Marketing	AstraZeneca Annual Report and Form 20-F Information 2011

Therapy Area Review

Cardiovascular

In brief

> *Crestor* sales up 13% to $6.62 billion.
> Results from the SATURN study published in November did not demonstrate a statistically significant greater reduction in favour of *Crestor* versus atorvastatin for the reduction of atherosclerotic plaque (percent atheroma volume) on the primary endpoint even though the reduction was numerically greater. For the secondary efficacy measure of normalised total atheroma volume, *Crestor* demonstrated a statistically significant reduction compared with atorvastatin. Statistically significant differences were observed in favour of *Crestor* for key lipid parameters, and, once again, the study demonstrated that *Crestor* helps to reduce plaque build-up in the arteries.
> In April 2011 and July, AstraZeneca reached settlements in Canada with Mylan Pharmaceuticals Inc., and Ranbaxy Pharmaceuticals Canada Inc. respectively, resolving litigation relating to the *Crestor* substance patent. The settlement early entry date is 2 April 2012.
> Several defendants appealed the 2010 decision in the US District Court for the District of Delaware finding in favour of AstraZeneca that the substance patent covering the active ingredient in *Crestor* tablets is valid, enforceable and infringed. The parties await the decision of the US Court of Appeals for the Federal Circuit.
> *Atacand* sales down 6% to $1.45 billion.
> In July, the FDA approved *Brilinta* (ticagrelor) to reduce the rate of heart attack (myocardial infarction) and cardiovascular (CV) death in adult patients with acute coronary syndromes (ACS), compared to clopidogrel. In the previous month Health Canada approved *Brilinta* for the secondary prevention of atherothrombotic events in patients with ACS. In May, we announced new health economics data from a sub-study of the PLATO trial that showed treating a broad spectrum of ACS patients with *Brilinta* was more cost effective than treatment with generic clopidogrel.
> In October, *Brilique* (the trade name for ticagrelor in Europe) received final guidance recommendation from The National Institute for Health and Clinical Excellence in the UK, for reimbursement in patients with ACS who have suffered a heart attack or an episode of unstable angina. In December, *Brilique* received a positive final medical benefit assessment in Germany from the Federal Joint Committee as part of the new AMNOG (Arzneimittelmarkt-Neuordnungsgesetz) review process.
> In January 2011, the EMA validated a MAA for dapagliflozin as a once-daily oral therapy for the treatment of adult patients with Type 2 diabetes.
> In March 2011, the FDA accepted for review the NDA filed by AstraZeneca and BMS for dapagliflozin as a once-daily oral therapy for the treatment of adult patients with Type 2 diabetes. Following an FDA Advisory Committee meeting in July requesting additional data, in January 2012, we received a Complete Response Letter from the FDA requesting further clinical data to allow a better assessment of the benefit/risk profile for dapagliflozin.
> In March 2011, Onglyza™ (saxagliptin) became the first dipeptidyl peptidase IV (DPP-IV) inhibitor available for use in Europe in the treatment of adults with Type 2 diabetes who have moderate or severe renal impairment.
> In November, AstraZeneca and BMS received approval from the European Commission for the marketing authorisation for Komboglyze™, an immediate release fixed dose combination of saxagliptin and metformin HCl as a treatment for adults with Type 2 diabetes.
> In August, *Axanum* received positive agreement for approval in 23 European member states and in Norway. *Axanum* is indicated for prevention of CV events in high-risk CV patients in need of daily low-dose acetylsalicylic acid treatment and who are at risk of gastric ulcers.

Therapy area world market
(MAT/Q3/11) ($bn)

54.4
39.6
38.1
27.4
27.2
Market sectors
High blood pressure
Abnormal levels of blood cholesterol
Diabetes
Thrombosis
Other

$186.7bn

Cardiovascular is the single largest therapy area in the global healthcare market. Worldwide market value of $186.7 billion.

Our marketed products

Cardiovascular diseases

> ***Crestor***[1] (rosuvastatin calcium) is a statin used for the treatment of dyslipidaemia and hypercholesterolemia. In some markets it is also indicated to slow the progression of atherosclerosis and to reduce the risk of first cardiovascular (CV) events.
> ***Atacand***[2] (candesartan cilexetil) is an angiotensin II antagonist used for the 1st line treatment of hypertension and symptomatic heart failure.
> ***Seloken/Toprol-XL*** (metoprolol succinate) is a beta-blocker once-daily tablet used for 24-hour control of hypertension and for use in heart failure and angina.
> ***Tenormin*** (atenolol) is a cardioselective beta-blocker used for hypertension, angina pectoris and other CV disorders.
> ***Plendil*** (felodipine) is a calcium antagonist used for the treatment of hypertension and angina.
> ***Zestril***[3] (lisinopril dihydrate) is an angiotensin-converting enzyme inhibitor used for the treatment of a wide range of CV diseases, including hypertension.
> ***Brilinta/Brilique*** (ticagrelor) is an oral antiplatelet for the treatment of acute coronary syndromes (ACS).
> ***Axanum*** (acetylsalicylic acid (ASA) and esomeprazole) is a fixed dose combination indicated for prevention of CV events in high-risk CV patients in need of daily low-dose ASA treatment and who are at risk of gastric ulcers.

Diabetes

> **Komboglyze™**[4] (saxagliptin and metformin HCl) is an immediate release fixed dose combination indicated as an adjunct to diet and exercise to improve glycaemic control in adult patients with Type 2 diabetes mellitus inadequately controlled on their maximally tolerated dose of metformin alone or those already being treated with the combination of saxagliptin and metformin as separate tablets.
> **Kombiglyze XR™**[4] (saxagliptin and metformin XR) is an extended release fixed dose combination indicated as an adjunct to diet and exercise to improve glycaemic control in adults with Type 2 diabetes mellitus when treatment with both saxagliptin and metformin is appropriate.
> **Onglyza™**[4] (saxagliptin) is a DPP-IV inhibitor used for the treatment of Type 2 diabetes.

[1] Licensed from Shionogi & Co. Ltd.
[2] Licensed from Takeda Chemicals Industries Ltd.
[3] Licensed from Merck.
[4] Co-developed and co-commercialised with BMS.

58 Therapy Area Review Cardiovascular	AstraZeneca Annual Report and Form 20-F Information 2011

Our financial performance

															Prior year
	World			US		Western Europe			Established ROW			Emerging Markets
2011	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	CER growth %	World sales $m
Crestor	6,622	16	13	3,074	16	1,225	10	5	1,662	25	15	661	9	8	5,691
Atacand	1,450	(2)	(6)	182	(16)	731	(1)	(6)	213	(5)	(13)	324	6	7	1,483
Seloken/	986	(19)	(20)	404	(41)	85	(7)	(12)	38	(3)	(13)	459	17	15	1,210
Toprol-XL
Tenormin	270	(2)	(8)	11	(15)	59	(3)	(8)	125	(2)	(10)	75	–	(1)	276
Plendil	256	–	(4)	8	(47)	23	(15)	(19)	14	–	(7)	211	6	2	255
Zestril	144	(8)	(11)	10	–	71	(12)	(16)	14	(18)	(24)	49	–	(2)	157
Onglyza™	211	206	206	156	189	34	240	240	7	250	250	14	367	367	69
Brilinta/ Brilique	21	n/m	n/m	11	n/m	9	n/m	n/m	–	–	–	1	n/m	n/m	–
Others	252	(4)	(7)	–	(100)	119	5	–	25	(4)	(15)	108	–	–	262
Total	10,212	9	5	3,856	6	2,356	6	1	2,098	18	9	1,902	9	8	9,403

2010
Crestor	5,691	26	24	2,640	26	1,111	15	20	1,332	37	25	608	31	26	4,502
Atacand	1,483	3	3	216	(18)	736	–	4	224	21	8	307	21	17	1,436
Seloken/	1,210	(16)	(17)	689	(29)	91	(11)	(9)	39	(7)	(14)	391	17	13	1,443
Toprol-XL
Tenormin	276	(7)	(9)	13	(13)	61	(13)	(9)	127	(5)	(10)	75	(4)	(8)	296
Plendil	255	6	4	15	7	27	(34)	(32)	14	8	–	199	15	13	241
Zestril	157	(15)	(14)	10	(44)	81	(23)	(19)	17	(11)	(21)	49	17	14	184
Onglyza™	69	n/m	n/m	54	n/m	10	n/m	n/m	2	n/m	n/m	3	n/m	n/m	11
Others	262	–	(1)	15	(25)	113	(14)	(11)	26	(7)	(14)	108	29	25	263
Total	9,403	12	11	3,652	7	2,230	4	8	1,781	28	16	1,740	22	18	8,376

Our strategic objectives

AstraZeneca is one of the world leaders in cardiovascular (CV) medicines. We aim to build on our strong position, focusing on the growth areas of atherosclerosis (hardening of the arteries), thrombosis (blood clotting), diabetes, obesity and atrial fibrillation (cardiac arrhythmia). Despite improvements in the quality of diagnosis and treatment, the unmet medical needs remain high and these disease areas, and their complications, continue to grow worldwide (both in Established Markets and Emerging Markets) as a consequence of the spread of a westernised lifestyle.

In addition to our small-molecule CV research, we are developing potential new therapies using a variety of biologic approaches, including antibodies, peptides and proteins, to address unmet medical needs in the treatment of obesity, diabetes and heart disease.

Cardiovascular diseases

Hypertension (high blood pressure) and dyslipidaemia (abnormal levels of blood cholesterol) damage the arterial wall which may lead to atherosclerosis. CV events driven by atherosclerotic disease remain the leading cause of death in the western world. Lipid-modifying therapy, primarily statins, is a cornerstone for the treatment of atherosclerosis.

Acute coronary syndromes (ACS) is an umbrella term for sudden chest pain and other symptoms due to insufficient blood supply (ischaemia) to the heart muscle. ACS is the acute culmination of ischemic heart disease, the leading cause of death worldwide (WHO 2008). There remains a significant need to improve outcomes and reduce the costs of treating ACS.

Our focus

Our key marketed products

Since its launch in 2003, Crestor has continued to gain market share, with its differentiated profile in managing cholesterol levels and its more recent label indications for slowing the progression of atherosclerosis and reducing the risk of CV events in some markets.

Crestor is the only statin with an atherosclerosis indication in the US which is not limited by disease severity or restricted to patients with coronary heart disease. A competitor to Crestor, atorvastatin (Lipitor™), was available in generic form in the US from late 2011.

Fewer than half the people thought to have high levels of low-density lipoprotein cholesterol (LDL-C) ‘bad cholesterol’ are diagnosed and treated. Of treated patients, only about half reach their doctors’ recommended cholesterol targets using existing treatments. Study data has shown that the usual 10mg starting dose of Crestor is more effective at lowering LDL-C and produces greater achievement of LDL-C goals than commonly prescribed doses of other statins. Crestor also produces an increase in high-density lipoprotein cholesterol (HDL-C) ‘good cholesterol’ across the dose range, and has again been shown to reduce atherosclerotic plaque in the recently published SATURN study.

Brilinta/Brilique (ticagrelor) is an oral antiplatelet treatment for ACS in a new chemical class called cyclo-pentyl-triazolo-pyrimidines which are selective adenosine diphospate (ADP) receptor antagonists that act on the P2Y12 ADP-receptor. Brilinta was approved by the FDA in July to reduce the rate of heart attack (myocardial infarction) and CV death in adult patients with ACS, compared to clopidogrel. The FDA approval is based upon data from the PLATO study, a superiority trial that compared treatment with Brilinta to clopidogrel, when added to aspirin, in 18,624 ACS patients worldwide. The overall PLATO results demonstrated the superiority of ticagrelor versus clopidogrel in reducing heart attacks and CV death in patients with ACS treated for 12 months without increasing major or fatal bleeding. The study provided the basis for regulatory filings worldwide.

In September, Brilique (the trade name for ticagrelor in Europe) received final guidance from The National Institute for Health and Clinical Excellence (NICE) in the UK, for reimbursement in patients with ACS who have suffered a heart attack or an episode of unstable angina. In October, the final positive Technology Appraisal Guidance (TAG) from NICE was published. In December, Brilique received a positive final medical benefit assessment for the majority of ACS patients in Germany from the Federal Joint Committee as part of the new AMNOG (Arzneimittelmarkt-Neuordnungsgesetz) review process.

AstraZeneca Annual Report and Form 20-F Information 2011	Therapy Area Review Cardiovascular 59

Therapy Area Review

Our financial performance

	World			US		Western Europe			Established ROW			Emerging Markets			Prior year
2011	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	CER growth %	World sales $m
Nexium	4,429	(11)	(12)	2,397	(11)	762	(37)	(39)	540	19	10	730	18	20	4,969
Losec/ Prilosec	946	(4)	(11)	38	(21)	242	(4)	(10)	447	2	(7)	219	(12)	(15)	986
Others	161	21	19	101	33	46	2	(2)	7	17	17	7	17	–	133
Total	5,536	(9)	(11)	2,536	(10)	1,050	(30)	(33)	994	11	2	956	9	10	6,088

2010
Nexium	4,969	–	–	2,695	(5)	1,202	(2)	2	453	17	4	619	21	18	4,959
Losec/ Prilosec	986	4	1	47	(28)	253	(3)	(2)	437	6	(1)	249	19	16	946
Others	133	25	26	76	49	45	–	2	6	–	(17)	6	50	75	106
Total	6,088	1	–	2,818	(4)	1,500	(2)	1	896	12	1	874	20	17	6,011

62 Therapy Area Review Gastrointestinal	AstraZeneca Annual Report and Form 20-F Information 2011

Therapy Area Review

Our financial performance

	World			US		Western Europe			Established ROW			Emerging Markets			Prior year
2011	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	CER growth %	World sales $m
Synagis	975	(6)	(6)	570	(12)	404	3	3	–	–	–	1	–	–	1,038
Merrem/ Meronem	583	(29)	(30)	41	(68)	179	(45)	(48)	53	(7)	(14)	310	2	–	817
FluMist	161	(7)	(7)	160	(8)	– –	–	–	–	–	–	1	–	–	174
Non Seasonal Flu	7	(82)	(82)	7	(82)	–	–	–	–	–	–	–	–	–	39
Others	130	19	17	70	3	10	n/m	n/m	20	–	(25)	30	55	90	108
Total	1,856	(15)	(15)	848	(19)	593	(18)	(19)	73	(5)	(17)	342	5	6	2,176

2010
Synagis	1,038	(4)	(4)	646	(17)	392	31	31	–	–	–	–	–	–	1,082
Merrem/ Meronem	817	(6)	(7)	127	(28)	328	(9)	(7)	57	10	(4)	305	8	4	872
FluMist	174	20	20	173	19	–	–	–	–	–	–	1	–	–	145
Non Seasonal Flu	39	(90)	(90)	39	(90)	–	–	–	–	–	–	–	–	–	389
Others	108	(24)	(25)	68	(16)	–	(100)	(93)	20	(5)	(43)	20	54	92	143
Total	2,176	(17)	(18)	1,053	(33)	720	4	6	77	5	(15)	326	11	8	2,631

64 Therapy Area Review Infection	AstraZeneca Annual Report and Form 20-F Information 2011

Our strategic objectives

We aim to build a leading franchise in the treatment of infectious diseases through continued commercialisation of brands such as Synagis, Merrem/Meronem, FluMist/Fluenz and Cubicin™, as well as through the development of pipeline products such as Zinforo (ceftaroline). We also aim to make effective use of our structural and genomic-based discovery technologies and antibody platforms, vaccines and continued small molecule and biologics research into novel approaches in areas of unmet medical needs. Complementing our biologics capabilities, we are actively evaluating and integrating small molecule anti-RSV and anti-influenza basic research into our overall anti-viral approach.

Respiratory syncytial virus

Approximately half of all infants are infected with RSV during the first year of life and nearly all children in the US have been infected by the time they reach their second birthday. RSV is the most common virus that causes lung and airway infections in infants and young children. Premature babies (earlier than 36 weeks gestational age, especially those less than 32 weeks) and babies with chronic lung disease or congenital heart disease are at increased risk of contracting severe RSV disease than full-term healthy babies.

Our focus

Our key marketed products

Synagis is used for the prevention of serious lower respiratory tract disease caused by RSV in children at high risk of the disease. It was the first MAb approved in the US for an infectious disease and has become the global standard of care for RSV prevention. Approved in 81 countries worldwide, Synagis remains the only immunoprophylaxis in the marketplace indicated for the prevention of RSV in paediatric patients at high risk of RSV. Synagis is administered by intra-muscular injection.

In the pipeline

We are developing a live intranasal vaccine for the prevention of lower respiratory tract illness caused by RSV in otherwise healthy infants. Two vaccine candidates are in clinical development MEDI-559 and MEDI-534.

Serious bacterial infections

World demand for antibiotics and novel therapeutic approaches remains high and will continue to grow due to escalating resistance and the increased risk of serious infections in both immuno-suppressed patients and ageing populations. Many bacterial infections currently have few satisfactory treatment options prompting demand for new and better therapies.

Our focus

Our key marketed products

Merrem/Meronem remains the leading carbapenem anti-bacterial across a significant number of AstraZeneca’s licensed territories in which it is sold, except for the US (36% value share of the carbapenem market). Merrem/Meronem maintains a 6% share of the global intravenous antibiotic market (by value), despite experiencing loss of US market exclusivity in June 2010. Continued generic growth across the carbapenem class is anticipated over the next 12 months following the launches of numerous generics across Europe and the US.

Cubicin™ is used for the treatment of serious gram-positive infections in hospitalised patients and is sold by AstraZeneca in selected territories in Asia, Europe and the Middle East. Cubicin™ was submitted for marketing approval by the SFDA in China in September for the additional indication of complicated skin and skin structure infections.

In the pipeline

Zinforo (ceftaroline) is a novel injectable cephalosporin, which is being developed in collaboration with Forest. Zinforo is effective against gram-positive organisms and commonly susceptible gram-negative organisms associated with community-acquired pneumonia (CAP) and complicated skin and soft tissue infections (CSSTI). In particular, Zinforo is active against methicillin-resistant staphylococcus aureus (MRSA). Forest received FDA approval for ceftaroline in October 2010 in the US for the treatment of acute bacterial skin and skin structure infections and community-acquired bacterial pneumonia caused by designated susceptible bacteria. Forest launched in March 2011 under the brand name Teflaro™ (ceftaroline). AstraZeneca is responsible for registration and marketing outside the US, Canada and Japan and filed an MAA for the 27 member states of the EU in December 2010. Further submissions in other jurisdictions continued in 2011.

Following the acquisition of Novexel in 2010 we are working with Forest on future joint global development programmes, including CAZ AVI (a combination of ceftazidime and avibactam, formerly known as CAZ104) and CXL (a combination of ceftaroline and avibactam, formerly known as CXL104/CEF104). The CAZ AVI Phase III programme was initiated in 2011 and includes five trials to confirm the efficacy and tolerability of CAZ AVI in adult patients with complicated intra-abdominal or complicated urinary tract infections. Patients with infections which are resistant to commonly used antibiotics will also be included in the Phase III programme. CXL is in Phase II development for serious infections where coverage against resistant strains is required.

To meet the high and growing need for new and better therapies for resistant bacterial infections we have built an anti-bacterials discovery capability to ensure that AstraZeneca has the resources to create novel mechanism anti-bacterials. Out of this work, a candidate anti-bacterial drug, AZD5099, with a novel mechanism of action involving inhibition of bacterial DNA gyrase, started single ascending dose Phase I studies in healthy volunteers in June. We are also actively evaluating and integrating biologics anti-bacterial modalities (MAbs and vaccines) into our overall approach to dealing with serious bacterial infection challenges.

Influenza virus

Influenza is the most common vaccine-preventable disease in the developed world. According to WHO estimates, seasonal influenza results in three to five million cases of severe illness and up to half a million deaths globally each year, primarily among the elderly. Rates of infection are highest among children, with school-aged children significantly contributing to the spread of the disease.

Our focus

Our key marketed products

FluMist is a trivalent live, attenuated nasally delivered vaccine approved for the prevention of disease caused by influenza virus subtypes A and B in eligible children and adults. FluMist is now approved for eligible individuals in seven countries including the US, Canada and Brazil.

In February 2011, the European Commission granted marketing authorisation to Fluenz (the trade name for FluMist in the EU), for the prevention of seasonal influenza for children 24 months to less than 18 years of age. The decision is applicable to the 27 EU member states and the European Economic Area. It is expected that the Fluenz vaccine will be initially available in select European markets for the 2012/2013 influenza season.

AstraZeneca Annual Report and Form 20-F Information 2011	Therapy Area Review Infection 65

Neuroscience

Therapy area world market
(MAT/Q3/11) ($bn)

5.9
67.0
33.7
44.3
Market sectors
Psychiatry
Neurology
Analgesia
Anaesthesia

$150.9bn

The neuroscience world market totals $150.9 billion.

In brief

> Total *Seroquel* sales up 8% to $5.8 billion.

> In February 2011, the first patients were enrolled in the Phase IIb clinical trial for TC-5214, a neuronal nicotinic receptor modulator being co-developed with Targacept, as a switch monotherapy treatment for major depressive disorder (MDD).

> In November and December respectively, AstraZeneca announced that the first two Phase III trials for TC-5214 as an adjunct therapy for MDD did not meet their primary endpoints, resulting in a $150 million impairment charge.

> In March 2011, the first patients were enrolled in the Phase III clinical programme for NKTR-118, an oral peripherally-acting opioid antagonist being investigated for the treatment of opioid-induced constipation.

> In September and October respectively, AstraZeneca entered into two settlement agreements regarding its US *Seroquel XR* patent infringement litigation, first, against Handa and, secondly, against Accord and Intas Pharmaceuticals Ltd. Both settlements were in connection with the companies' proposed generic versions of AstraZeneca's *Seroquel XR* (quetiapine fumarate) extended-release tablets.

> In September, AstraZeneca filed a Citizen Petition with the FDA in respect of *Seroquel XR* requesting the FDA withhold approvals of any generic quetiapine drug product which omits from its labelling certain hyperglycemia and suicidality warning language that the FDA required AstraZeneca to include in its *Seroquel XR* labelling.

> As of 31 January 2012, AstraZeneca was aware of approximately 25 *Seroquel* product liability claims that have not been settled in principle. These claims primarily relate to diabetes and/or other related injuries. AstraZeneca has reached agreements in principle on monetary terms with attorneys representing 28,575 claimants.

Our marketed products

Psychiatry

> ***Seroquel IR*** (quetiapine fumarate) is an atypical anti-psychotic drug generally approved for the treatment of schizophrenia and bipolar disorder (mania, depression and maintenance).

> ***Seroquel XR*** (an extended release formulation of quetiapine fumarate) is generally approved for the treatment of schizophrenia, bipolar disorder, MDD and in some territories for generalised anxiety disorder (GAD). Approved use for *Seroquel IR* and *Seroquel XR* varies based on territory.

Analgesia and anaesthesia

> ***Zomig*** (zolmitriptan) is used for the acute treatment of migraines with or without aura and *Zomig Nasal Spray* is indicated for the acute treatment of cluster headache in some territories.

> ***Diprivan*** (propofol) is an intravenous general anaesthetic used in the induction and maintenance of general anaesthesia, for use in intensive care sedation and conscious sedation for surgical as well as diagnostic procedures.

> ***Vimovo*** (naproxen/esomeprazole magnesium) 375/20-500/20mg delayed-release tablets, is a fixed dose combination of enteric-coated naproxen (an NSAID), and immediate release esomeprazole, a proton pump inhibitor (PPI). *Vimovo* is generally approved for symptomatic relief in the treatment of rheumatoid arthritis, osteoarthritis and ankylosing spondylitis, in patients at risk of developing NSAID-associated gastric and/or duodenal ulcers. Approved use for *Vimovo* varies based on territory.

> ***Naropin*** (ropivacaine) is used as a long-acting local anaesthetic for surgical anaesthesia and acute pain management.

> ***Xylocaine*** (lidocaine) is a widely used short-acting local anaesthetic for topical and regional anaesthesia.

> ***EMLA*** (lidocaine and prilocaine) is used as a local anaesthetic for topical application to prevent pain associated with injections and superficial surgical procedures.

AstraZeneca Annual Report and Form 20-F Information 2011	Therapy Area Review Neuroscience 67

Therapy Area Review

Our financial performance

															Prior year
	World			US		Western Europe			Established ROW			Emerging Markets
2011	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	CER growth %	World sales $m
Seroquel IR	4,338	5	3	3,344	8	546	(3)	(8)	228	2	(8)	220	(15)	(17)	4,148
Seroquel XR	1,490	29	27	779	22	490	36	30	89	46	34	132	40	41	1,154
Local	602	–	(6)	10	(66)	242	(9)	(13)	205	10	–	145	16	13	605
Anaesthetics
Zomig	413	(4)	(7)	158	(10)	174	1	(4)	68	(1)	(9)	13	18	9	428
Diprivan	294	(9)	(13)	12	(73)	42	(16)	(20)	83	9	1	157	4	(1)	322
Vimovo	34	n/m	n/m	21	n/m	6	n/m	n/m	6	n/m	n/m	1	n/m	n/m	5
Others	33	(21)	(24)	1	–	17	(37)	(41)	3	–	–	12	9	9	42
Total	7,204	7	5	4,325	8	1,517	6	1	682	10	1	680	5	2	6,704

2010
Seroquel IR	4,148	(1)	(1)	3,107	1	560	(14)	(11)	223	10	1	258	7	–	4,171
Seroquel XR	1,154	66	67	640	87	359	30	36	61	85	67	94	114	109	695
Local	605	1	(1)	29	(28)	265	(4)	(1)	186	9	(1)	125	13	8	599
Anaesthetics
Zomig	428	(1)	(2)	176	(3)	172	(4)	(2)	69	17	8	11	(15)	(23)	434
Diprivan	322	11	8 8	45	–	50	(19)	(16)	76	29	20	151	22	17 17	290
Others	47	(2)	(4)	6	(25)	27	(7)	(7)	3	–	–	11	38	25	48
Total	6,704	7	7	4,003	8	1,433	(3)	–	618	17	7	650	20	14	6,237

Our strategic objectives

There is still significant unmet medical need in the areas of chronic pain, cognitive disorders and other serious central nervous system disorders. Our aim is to strengthen our position in neuroscience through further growth of Seroquel IR and Seroquel XR and to discover and develop new drug candidates with meaningful therapeutic advantages primarily in Alzheimer’s disease, neuropathic pain control and cognition.

Psychiatry

The depression market is currently dominated by selective serotonin re-uptake inhibitors and serotonin norepinephrine re-uptake inhibitors. With increasing payer pressure and the need to demonstrate clear value, new medicines must either show superior efficacy over current treatments, or clear efficacy in well-defined patient segments, such as treatment-resistant depression. We continue to pursue projects in clinical development to address current unmet medical needs. While no further internal discovery projects are planned, we continue to pursue additional opportunities through external alliances.

Our focus

Our key marketed products

Seroquel IR is an atypical anti-psychotic drug with anti-depressant properties. It is approved for the treatment of adult schizophrenia and bipolar disorder (mania, depression and maintenance). Its overall clinical efficacy and tolerability profile make it one of the leading atypical anti-psychotics in terms of global value share in the atypical anti-psychotic market segment. In the US, Seroquel IR is also approved for treatment of acute manic episodes in bipolar disorder in children and adolescents ages 10 to 17 years and for schizophrenia in adolescents ages 13 to 17 years.

To date, Seroquel XR has been approved in 76 countries for schizophrenia, 66 countries for bipolar mania, 55 countries for bipolar depression, 41 countries for bipolar maintenance, 42 countries for major depressive disorder (MDD) and six countries for generalised anxiety disorder (GAD). Following referral to the CHMP, Seroquel XR was approved as an add-on treatment for major depressive episodes in patients with MDD who have had sub-optimal response to anti-depressant monotherapy.

In the pipeline

In September, the last patient was enrolled in the RENAISSANCE programme for TC-5214, the Phase III trial designed to support an NDA filing in the US planned for the second half of 2012 and an MAA filing in Europe planned for 2015 for TC-5214 as an adjunctive treatment for MDD. TC-5214, a nicotinic modulator, is being co-developed with Targacept. The first two of these Phase III studies did not meet their primary endpoints after eight weeks of treatment with TC-5214 as compared to placebo. Two additional Phase III efficacy and tolerability studies and one long-term safety study are ongoing. Regulatory filing targets for TC-5214 will be reviewed following full results of the remaining studies which are expected in the first half of 2012. In February 2011, the first patients were enrolled in a multinational Phase IIb clinical trial of TC-5214 as a switch monotherapy treatment for patients with MDD with inadequate response to initial antidepressant therapy.

AZD6765 has progressed into Phase IIb development to address the needs of patients with severe treatment-resistant depression. Development of AZD2066 has been discontinued.

Analgesia and anaesthesia (pain control)

The small number of currently approved products in the neuropathic pain market will become generic between 2014 and 2017. However, few new products are in development and the unmet medical need for improvements in both efficacy and tolerability is such that the market remains highly attractive. In Asia, neuropathic pain drugs are gaining approval, shifting cultural and medical treatment barriers. It is believed that advances in the understanding of the mechanisms which lead to neuropathic pain will allow for improved patient segmentation, potentially increasing the success rate of research in this condition.

The chronic nociceptive pain market, including osteoarthritis (OA) and chronic low back pain, is steadily growing due to ageing populations combined with longer life expectancy across all regions, including Asia. Opioids are considered the gold standard for efficacy for moderate to severe pain across pain segments. However, opioid pain control comes with unwanted side effects such as bowel dysfunction. There remains a high unmet medical need for products that enable continued opioid pain control by reducing or eliminating side effects. Led by the anti-nerve growth factor MAbs, biologics are an emerging treatment option for pain control and this is an area in which we have an active interest through our biologics capabilities.

68 Therapy Area Review Neuroscience	AstraZeneca Annual Report and Form 20-F Information 2011

Therapy Area Review

Oncology

Therapy area world market
(MAT/Q3/11) ($bn)

22.8
9.0
18.7
10.2
Market sectors
Chemotherapy
Hormonal therapies
Monoclonal antibodies
Small molecule TKIs

$60.7bn

The world market value for cancer therapies is $60.7 billion and continues to grow.

In brief

> *Arimidex* sales down 53% to $756 million as a result of patent expiry in the US in 2010 and across the EU.

> *Zoladex* sales $1.2 billion, up 3% from the previous year.

> *Casodex* sales $550 million, down 12%, as a result of continued generic competition across all markets.

> *Faslodex* sales $546 million, up 55%.

> *Iressa* sales $554 million, up 32%.

> In April 2011, vandetanib received FDA approval for the treatment of symptomatic or progressive medullary thyroid cancer (MTC) that cannot be removed by surgery or that has spread to other parts of the body. In August, the FDA approved the trade name *Caprelsa* for vandetanib. In November, the MAA for *Caprelsa* (vandetanib) received a positive opinion from the CHMP for the treatment of aggressive and symptomatic MTC in patients with unresectable locally advanced or metastatic disease.

> In September, AstraZeneca received regulatory approval in Japan for *Faslodex* (fulvestrant) 500mg for the treatment of post-menopausal women with hormone receptor-positive metastatic breast cancer which has recurred or progressed following prior endocrine therapy.

> In December, AstraZeneca announced its decision to discontinue the development of olaparib (AZD2281) for the maintenance treatment of serous ovarian cancer, resulting in a $285 million impairment charge. This followed a review of an interim analysis of a Phase II study which indicated that the previously reported progression free survival benefit was unlikely to translate into an overall survival benefit, the definitive measure of patient benefit in ovarian cancer.

Our marketed products

> ***Arimidex*** (anastrozole) is an aromatase inhibitor used for the treatment of breast cancer.

> ***Zoladex*** (goserelin acetate implant), in one and three month depots, is a luteinising hormone-releasing hormone agonist used for the treatment of prostate cancer, breast cancer and certain benign gynaecological disorders.

> ***Casodex*** (bicalutamide) is an anti-androgen therapy used for the treatment of prostate cancer.

> ***Iressa*** (gefitinib) is used as an EGFR-TK inhibitor that acts to block signals for cancer cell growth and survival in non-small cell lung cancer.

> ***Faslodex*** (fulvestrant) is an injectable oestrogen receptor antagonist used for the treatment of hormone receptor-positive metastatic breast cancer for post-menopausal women whose disease has progressed following treatment with prior endocrine therapy.

> ***Nolvadex*** (tamoxifen citrate) remains a widely used breast cancer treatment outside the US.

> ***Caprelsa*** (vandetanib) is a kinase inhibitor indicated for the treatment of symptomatic or progressive MTC in patients with unresectable (non-operable) locally advanced or metastatic disease.

70 Therapy Area Review Oncology	AstraZeneca Annual Report and Form 20-F Information 2011

Our financial performance

	World			US		Western Europe			Established ROW			Emerging Markets			Prior year
2011	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	CER growth %	World sales $m
Arimidex	756	(50)	(53)	42	(91)	260	(55)	(56)	308	7	(2)	146	(3)	(6)	1,512
Zoladex	1,179	6	3	39	(15)	262	(5)	(9)	494	10	–	384	12	18	1,115
Casodex	550	(5)	(12)	(6)	(138)	80	(29)	(33)	364	5	(5)	112	9	7	579
Iressa	554	41	32	2	(50)	127	159	147	204	12	2	221	40	34	393
Others	666	49	46	276	71	206	53	46	70	15	5	114	28	26	446
Total	3,705	(8)	(12)	353	(51)	935	(19)	(22)	1,440	8	(1)	977	16	16	4,045

2010
Arimidex	1,512	(21)	(22)	494	(44)	580	(7)	(4)	287	10	2	151	(3)	(6)	1,921
Zoladex	1,115	3	–	46	(15)	276	(19)	(17)	451	8	–	342	24	23	1,086
Casodex	579	(31)	(34)	16	(89)	113	(39)	(37)	347	(14)	(18)	103	(6)	(8)	844
Iressa	393	32	28	4	(20)	49	600	643	182	15	9	158	24	20	297
Others	446	21	21	161	27	135	14	19	61	9	4	89	29	25	370
Total	4,045	(10)	(12)	721	(41)	1,153	(10)	(7)	1,328	3	(4)	843	15	12	4,518

Our strategic objectives

We aim to build on our position as one of the world leaders in cancer treatment with established brands such as Zoladex and Arimidex and growing brands such as Faslodex and Iressa. Our future growth will be driven through targeting the right treatments, both small molecules and biologics, to the right patients, using companion diagnostics where appropriate. This approach is driving the growth of Iressa and is a key focus in the development of our early stage portfolio.

Our focus

Our key marketed products

Arimidex, first launched in 1995, remains a leading hormonal therapy for patients with early breast cancer globally. This success is largely based on the extensive long-term efficacy and safety results of the ATAC study, which showed Arimidex to be significantly superior to tamoxifen at preventing breast cancer recurrence during and beyond the five-year treatment course.

Faslodex 500mg is now approved in many markets including the EU, the US and Japan. It offers an additional, efficacious, hormonal therapy option for patients with hormone-receptor positive advanced breast cancer. It is given by once-monthly injections and is approved for the treatment of hormone-receptor positive advanced breast cancer in post-menopausal women whose disease has progressed following treatment with a prior endocrine therapy. In markets where 250mg is approved, plans are in place to replace the dose with 500mg and, in markets where Faslodex is not approved, plans are to seek approval for the 500mg dose as the first registration.

Casodex and Zoladex are both leading endocrine therapies for the treatment of prostate cancer. Casodex is used as a 50mg tablet for the treatment of advanced prostate cancer and as a 150mg tablet for the treatment of locally advanced prostate cancer.

Zoladex, a luteinising hormone-releasing hormone (LHRH) agonist, is approved in 120 countries for the treatment of prostate cancer, breast cancer and certain benign gynaecological disorders. In non-metastatic prostate cancer, Zoladex has been shown to improve overall survival, both when used in addition to radical prostatectomy and when used in addition to radiotherapy. In breast cancer, Zoladex is widely approved for use in advanced breast cancer in pre-menopausal women. In a number of countries, Zoladex is also approved for the adjuvant treatment of early stage pre-menopausal breast cancer as an alternative to and/or in addition to chemotherapy. Zoladex offers proven survival benefits for breast cancer patients with a favourable tolerability profile. Launches of generic goserelin (the active ingredient in Zoladex) are expected in Europe during 2012.

Iressa is approved in 81 countries and is one of the leading epidermal growth factor receptor-tyrosine kinase (EGFR-TK) inhibitors in Japan and the Asia Pacific region where it is marketed for pre-treated advanced non-small cell lung cancer (NSCLC). Outside the EU, indications are being sought or expanded from the pre-treated setting to include 1st line patients whose tumours harbour activating mutations of the EGFR–TK inhibitor.

In the EU, Iressa has been launched as the first personalised medicine for the treatment of adults with locally advanced or metastatic NSCLC with activating mutations.

Caprelsa (vandetanib) fights cancer through two proven mechanisms: blocking the development of tumour blood supply by inhibition of the vascular endothelial growth factor (VEGF) pathway and by inhibiting the growth and survival of the tumour through epidermal growth factor receptor (EGFR) and rearranged during transfection (RET) pathways. Vandetanib was approved by the FDA in April 2011 for the treatment of symptomatic or progressive medullary thyroid cancer (MTC) in patients with unresectable locally advanced or metastatic disease with approval for the trade name Caprelsa subsequently granted by the FDA in August. A Risk Evaluation and Mitigation Strategy (REMS) is required for Caprelsa by the FDA due to the risks of QT prolongation, Torsades de pointes and sudden death. In November, the MAA for Caprelsa received a positive opinion from the CHMP for the treatment of aggressive and symptomatic MTC in patients with unresectable locally advanced or metastatic disease. Caprelsa remains under review by other regulatory agencies. There are approximately 30 early-stage studies ongoing that look at cancers in which vandetanib might be effective. These cancers include pancreatic, glioblastoma (brain), biliary tract (liver duct), and thyroid (papillary and follicular).

In the pipeline

Cediranib is an anti-angiogenic compound that has been evaluated across a range of tumour types. Study BR 29, a National Cancer Institute of Canada sponsored Phase II/III study, exploring cediranib in combination with carboplatin/paclitaxel in patients with NSCLC was stopped because it did not meet pre-specified efficacy criteria to progress to Phase III. Several ongoing Phase II studies with cediranib will continue to completion, however no further development is planned.

Zibotentan (ZD4054) is a specific endothelin A-receptor antagonist. AstraZeneca has ended the investigation of zibotentan as a potential treatment for cancer following the results of clinical trials in patients with advanced prostate cancer. In February 2011, the Phase III ENTHUSE study 15, which studied zibotentan monotherapy in patients with non-metastatic castrate resistant prostate cancer (CRPC), was stopped following the results of an early efficacy review by the Independent Data Monitoring Committee. This review indicated that zibotentan monotherapy was unlikely to meet its primary efficacy

AstraZeneca Annual Report and Form 20-F Information 2011	Therapy Area Review Oncology 71

AstraZeneca Annual Report and Form 20-F Information 2011	Therapy Area Review Respiratory & Inflammation 73

Therapy Area Review

Our financial performance

	World			US		Western Europe			Established ROW			Emerging Markets			Prior year
2011	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	CER growth %	World sales $m
Symbicort	3,148	15	11	846	17	1,434	5	–	418	46	35	450	21	19	2,746
Pulmicort	892	2	–	279	(9)	189	(12)	(16)	126	11	2	298	25	23	872
Rhinocort	212	(7)	(9)	74	(20)	37	(5)	(10)	20	25	13	81	3	–	227
Others	216	(15)	(19)	8	(80)	109	(8)	(13)	23	5	–	76	4	1	254
Total	4,468	9	6	1,207	4	1,769	2	(3)	587	34	24	905	19	17	4,099

2010
Symbicort	2,746	20	20	721	48	1,367	2	5	286	75	59	372	25	23	2,294
Pulmicort	872	(33)	(34)	305	(62)	215	(6)	(4)	114	13	5	238	35	32	1,310
Rhinocort	227	(14)	(16)	93	(28)	39	(13)	(11)	16	14	–	79	4	–	264
Others	254	(4)	(5)	41	(15)	118	(4)	(3)	22	(4)	(13)	73	4	1	264
Total	4,099	(1)	(1)	1,160	(21)	1,739	–	3	438	46	33	762	23	20	4,132

Our strategic objectives

We aim to build on our strong position in the respiratory and inflammation field through the growth of key products, with new indications and market launches, including chronic obstructive pulmonary disease (COPD), as well as through developing a strong pipeline of novel small molecule and biologics approaches to COPD and asthma. We aspire to enter the rheumatology market through our biologics pipeline and targeted small molecule approaches such as fostamatinib.

COPD and asthma

According to WHO, COPD, a serious lung disease that includes chronic bronchitis and/or emphysema, is currently the fourth leading cause of death worldwide, with future increases anticipated. Current treatment has recently demonstrated some survival benefit but the impact of medication on the course of the disease is small and the prognosis of the COPD patient remains poor. In asthma, morbidity and mortality remain important issues and disease normalisation is not achieved by any treatment.

The typical treatment for both moderate COPD and asthma is a fixed dose combination of an inhaled corticosteroid (ICS) with a long-acting beta-agonist (LABA) (for example Symbicort) or for COPD specifically, an inhaled long-acting muscarinic antagonist (LAMA). Other major asthma treatments include monotherapy ICSs, oral leukotriene receptor antagonists and/or oral steroids for severe disease and (in combination with antibiotics) for exacerbations. Over recent years, studies employing patient-centric tools, such as the asthma control questionnaire, have revealed surprisingly low asthma control at all severities, highlighting an underestimated medical need.

Our focus

Our key marketed products

Symbicort improves symptoms and provides a clinically important improvement in the health of many patients with either asthma or COPD by providing effective and rapid control of the symptoms.

Symbicort pMDI (pressurised metered-dose inhaler) is indicated, in the US, for the treatment of asthma in patients 12 years of age and older. The COPD indication was approved and launched in the US in early 2009. In June 2010, the US Prescribing Information was updated to include the FDA’s new recommendations for appropriate use of asthma medications containing LABAs. The class label changes for all LABA-containing products are specific to the treatment of asthma and do not apply to the treatment of COPD.

Symbicort Turbuhaler was launched in Japan for the treatment of adult asthma in January 2010 and is co-promoted in Japan with Astellas. Symbicort SMART provides increased asthma control and simplifies asthma management through the use of only one inhaler for both maintenance and relief of asthma symptoms. As well as being a cost effective treatment for many healthcare payers, the Symbicort SMART approach can also result in lower ICS and oral steroid use compared to other treatment options.

Pulmicort is one of the world’s leading inhaled corticosteroids for the treatment of asthma and is available in several forms. Teva has had an exclusive licence to sell a generic version of Pulmicort Respules in the US since 2009.

In March 2011, the production of Pulmicort (budesonide) 100 and 200 µg/dose HFA pMDI (pressurised metered-dose inhaler) was discontinued due to complex manufacturing issues related to technical aspects of the device, which prevented the ongoing manufacture of the product. This issue was not related to the active ingredient, budesonide. The impact of this withdrawal has been minimal, representing less than 3% of total Pulmicort sales for 2010. Our other respiratory products, including Pulmicort Turbuhaler and Pulmicort Respules were not affected as they use different devices or device compounds. Our other pMDI products such as Symbicort were also not affected.

Clinical studies of our key marketed products

In 2010, the FDA requested all manufacturers of LABA-containing products to conduct a post-marketing safety study to evaluate serious asthma outcomes with marketed pharmaceuticals when added to corticosteroids compared to corticosteroids alone to treat asthma. In December, recruitment began for a randomised, double-blind, 26-week, active-controlled clinical trial comparing Symbicort pMDI with budesonide HFA pMDI to evaluate the risk of serious asthma outcomes (hospitalisations, intubation and death) in 11,700 adult and adolescent patients 12 years of age and older with persistent asthma.

In the pipeline

Building on our capabilities in combinations and device development demonstrated through our experience with Symbicort, we are aiming to further improve the mainstay of treatment for COPD patients by combining bronchodilators such as the LAMA (AZD8683, being developed in collaboration with Pulmagen Therapeutics (Synergy) Limited), with inhaled anti-inflammatory compounds such as inhaled selective glucocorticoid receptor agonists (AZD5423, being developed in collaboration with Bayer Schering Pharma AG), which recently commenced Phase II studies. Additionally, we are targeting

74 Therapy Area Review Respiratory & Inflammation	AstraZeneca Annual Report and Form 20-F Information 2011

Geographical Review

US

AstraZeneca is the fourth largest pharmaceutical company in the US, with a 6% market share of US prescription pharmaceuticals by sales value.

Sales in the US decreased by 2% to $13,426 million (2010: $13,727 million), as strong performance from our key growth brands was offset by the impact of increased generic competition experienced by our mature brands. Combined sales of our key growth brands, namely, Brilinta, Crestor, Onglyza™, Seroquel, Symbicort and Faslodex, were up by 16% to $8,474 million (2010: $7,316 million). Increased generic competition for Arimidex, and Toprol-XL and its authorised generic, resulted in a sales decline in these brands of 62% to $446 million (2010: $1,183 million).

Brilinta was approved by the FDA in July to reduce the risk of cardiovascular death and heart attacks in patients with acute coronary syndromes (ACS). Unrestricted managed markets access was 59%, and trial among target interventional cardiologist initiators was 6% at the end of 2011. Crestor achieved sales of $3,074 million (2010: $2,640 million) and a total prescription growth of 4.4% within the statin market. This growth outpaced the market almost four-fold. A competitor to Crestor, atorvastatin, was available in generic form in the US beginning in late 2011.

Seroquel continued to be the most prescribed atypical anti-psychotic, with sales up 10% to $4,123 million (2010: $3,747 million). Total Seroquel prescriptions declined by 1%, driven by Seroquel IR erosion of 4% due to increased generic and branded competition. Strong Seroquel XR prescription volume growth of 17% partially offset the total Seroquel IR prescription volume decline. Seroquel XR accounts for 18% of total Seroquel prescription volume in the US, up from 16% at the end of 2010.

Symbicort pMDI continued to deliver steady growth in the US, with sales up 17% to $846 million (2010: $721 million) and prescription growth of 10%, leading the fixed combination class in total prescription growth. It achieved a 20.3% total prescription share and a 21.5% new prescription share of the inhaled corticosteroid/long-acting beta-agonist market.

Onglyza™/Kombiglyze XR™ captured one in four new dipeptidyl peptidase IV (DPP-IV) patient treatment decisions and achieved a 6.5% total prescription market share gain in 2011, ending the year with a total prescription market share of 16.5% of the DPP-IV inhibitor market. Kombiglyze XR™ was launched in January 2011 and doctors are now prescribing it to one in 10 new patients. Onglyza™ revenues in the US were $156 million (2010: $54 million).

Nexium was the fifth most prescribed branded pharmaceutical in the US. In the face of continuing generic, OTC and pricing pressures, Nexium sales declined 11% to $2,397 million (2010: $2,695 million). Nexium remains the branded market leader retaining significant market share and volume within the proton pump inhibitor class.

Sales of Toprol-XL and its authorised generic (metoprolol succinate extended-release tablets), which is marketed and distributed by Par Pharmaceutical Companies, Inc. (Par) decreased 41% to $404 million (2010: $689 million), due to the impact of generic competition from Watson Pharmaceuticals Inc. and Wockhardt Limited, which entered the market in 2010. In December, Mylan Inc. announced that its subsidiary Mylan Pharmaceuticals Inc. (Mylan) received final approval from the FDA for its ANDA for metoprolol succinate extended-release tablets in 25mg, 50mg, 100mg and 200mg doses.

Following multiple generic anastrozole products entering the US market in June 2010, sales of Arimidex declined by 91% to $42 million (2010: $494 million).

In June, the US District Court ruled that Mylan did not infringe the Entocort formulation patent (EC patent no. 5,643,602). Following Mylan’s entry of its generic, AstraZeneca launched an authorised generic with marketing and distribution by Par Pharmaceutical, Inc.

In 2011, sales of Synagis were down 12% to $570 million (2010: $646 million). Sales in the 2010/2011 RSV season started slower than anticipated due to later than forecast seasonal onset, coupled with payer pressure resulting from wider adoption of more restrictive guidelines regarding the use and dosing of Synagis by the American Academy of Pediatrics.

Sales for Aptium Oncology increased by 2% to $224 million (2010: $219 million) and sales for Astra Tech were down 24% to $77 million (2010: $101 million), all recorded in the period prior to its disposal to DENTSPLY International Inc., which completed in August.

In March 2010, the Affordable Care Act came into force. It has had, and is expected to continue to have, a significant impact on our US sales and the US healthcare industry as a whole. For 2010, the impact of higher minimum Medicaid rebates on prescription drugs was a reduction in our pre-tax profit for the period of nearly $230 million. In 2011, the overall reduction in our profit before tax for the year due to higher minimum Medicaid rebates on prescription drugs, discounts on branded pharmaceutical sales to Medicare Part D beneficiaries and an industry-wide excise fee was $750 million. These amounts reflect only those effects of the Affordable Care Act that we know have had or will have a direct impact on our financial condition or results of operations and which we are therefore able to quantify based on known and isolatable resulting changes in individual financial items within our financial statements. There are other potential indirect or associated consequences of these legislative developments, which continue to evolve and which cannot be estimated but could have similar impacts. These include broader changes in access to or eligibility for coverage under Medicare, Medicaid or similar governmental programmes, such as the recent proposals to limit Medicare benefits. These could indirectly impact our pricing or sales of prescription products within the private sector. By their nature and the fact that these potentially numerous consequences are not directly linked to a corresponding and quantifiable impact on our financial statements, it is not possible to accurately estimate the financial impact of these potential consequences of the Affordable Care Act or related legislative changes when taken together with the number of other market and industry related factors that can also result in similar impacts. Further details of the potential impact of the Affordable Care Act are contained in the Pricing pressure section from page 18 and the Principal risks and uncertainties section from page 130.

Currently, there is no direct government control of prices for commercial prescription drug sales in the US. However, some publicly funded programmes, such as Medicaid and TRICARE (Department of Veterans Affairs), have statutorily mandated rebates and discounts that have the effect of price controls for these programmes. Additionally, pressure on pricing, availability and utilisation of prescription drugs for both commercial and public payers continues to increase. This is driven by, among other things, an increased focus on generic alternatives. Primary drivers of increased generic use are budgetary policies within healthcare systems and providers, including the use of ‘generics only’ formularies, and increases in patient co-insurance or co-payments. In 2011, 80% of the prescriptions dispensed in the US were generic. While it is unlikely that there will be widespread adoption of a broad national price-control scheme in the near future, there will continue to be increased attention to pharmaceutical prices and their impact on healthcare costs for the foreseeable future.

78 Geographical Review	AstraZeneca Annual Report and Form 20-F Information 2011

Rest of World

Sales performance outside the US in 2011 was down by only 2% to $20,165 million (2010: $19,542 million), despite the continuing challenging economic environment. Combined sales of key products (Arimidex, Crestor, Nexium, Seroquel and Symbicort) were down 1% with sales of $10,301 million (2010: $9,923 million). Emerging Markets delivered particularly strong sales, up 10% with sales of $5,763 million (2010: $5,198 million).

Western Europe

AstraZeneca is the sixth largest prescription-based pharmaceutical company in Western Europe, with a 4.4% market share of prescription sales by value.

Total sales in Western Europe were down 11% to $8,501 million (2010: $9,168 million) due largely to volume erosion on Nexium, Arimidex and Merrem following generic entrants and the negative price impact from price reductions primarily related to government interventions. This development was partially offset by volume growth attributable to Crestor, Seroquel XR, Symbicort, Iressa and Faslodex.

Crestor outperformed the statin class with strong 13% sales growth by volume. Likewise, Seroquel outperformed the atypical anti-psychotics market segment more than twice in value, with strong growth of Seroquel XR, up by 31%, primarily driven by the bipolar indication. Generic versions of Nexium are now available in most markets with overall sales down 39% to $762 million (2010: $1,202 million).

Brilique was launched in Germany, the UK, Italy, Spain, Norway, Sweden, Denmark, Finland, Austria, Greece and Switzerland, and sales exceeded $9 million.

The macro-economic situation has deteriorated, leading to increased pressure on healthcare budgets with some European markets beginning to emerge from the crisis and others still facing major issues with the implementation of new austerity measures. Most governments in Europe intervene directly to control the price, volume and reimbursement of medicines. Several governments have imposed price reductions and increased the use of generic medicines as part of healthcare expenditure control. Several countries are applying strict criteria for cost effectiveness evaluations of medicines which has delayed and reduced access to medicines for patients in areas of important unmet medical need. These and other measures all contribute to an increasingly difficult environment for branded pharmaceuticals in Europe.

In Germany, sales growth fell by 8% to $1,189 million (2010: $1,235 million), as the increased compulsory rebates for Symbicort and Seroquel were carried over from mid-2010 and reference pricing for Symbicort and Atacand commenced. However, Seroquel, Faslodex and Iressa all showed a strong performance on an underlying volume basis. As a result of the debt crisis in Greece, the Greek government implemented significant price cuts in 2010 and 2011 which resulted in an overall sales decline of 9% to $305 million (2010: $322 million). In the UK, an 18% decrease in sales to $866 million (2010: $1,022 million) reflected strong volume erosion on Nexium by 56%, Merrem by 86% and Arimidex by 76% respectively following generic entry which was not offset by the solid performance from Symbicort and Seroquel XR.

Overall sales in France decreased by 12% to $1,740 million (2010: $1,889 million), driven by Nexium erosion, down to $266 million (2010: $448 million), a 42% fall following generic entry at the end of April 2011, which was not entirely offset by double digit growth of Crestor and continued strong growth of Symbicort, Faslodex and Iressa despite significant competition. Sales in Italy were down by 11% to $1,113 million (2010: $1,198 million). Our main sales were hit by price cuts on off patent products to align their prices with the EU average price, and by price cuts and prescription controls on Crestor. Despite this, we achieved double digit volume growth for Crestor, Seroquel and Symbicort.

Established ROW

Sales in Established ROW increased by 4%. The key products driving sales growth in 2011 were Crestor, Symbicort, Nexium and Seroquel.

Canada

In 2011, AstraZeneca became the largest research-based pharmaceutical company in Canada by sales value. Despite loss of exclusivity for Atacand after expiry of the compound patent (Canadian patent no. 2,040,955) and the ‘at-risk’ launch of a generic version of Nexium by a competitor, total Canadian sales increased by 1% to $1,604 million (2010: $1,510 million). Combined sales of Crestor, Nexium, Symbicort and Seroquel were $1,171 million (2010: $1,055 million). Crestor became the largest prescription product in Canada by sales value, with year-on-year sales growth of 14% to $716 million (2010: $600 million).

The Canadian provinces continue to adopt provincial and regional approaches to pharmaceutical funding, from one end of the continuum in Quebec, with more open access, to more restricted access in British Columbia. Overall, the trend in Canada indicates that provinces will continue to introduce policy changes that drive cost savings and exert pricing pressure on new and existing medicines (for example, conditional listings, product listing agreements and bulk purchasing), while providing reasonable patient access to innovative medicines.

Japan

Sales in Japan increased by 6% to $3,064 million (2010: $2,617 million). The Tohoku earthquake and tsunami did not significantly disrupt supply of AstraZeneca medicines and did not have a material impact on financial performance.

Strong volume gains of 7% were driven mainly by the continued growth of primary care brands. Sales of Crestor, which is co-promoted with Shionogi & Co. Limited, grew by 16% while sales of Symbicort Turbuhaler grew by 88% in its second year in the market. Sales growth of Losec slowed by 5%, following the September launch of Nexium (co-promoted with Daiichi Sankyo).

Our oncology business remains one of the leaders in Japan based on the performance of established brands including Iressa, Arimidex, Zoladex and Casodex. In November, we also completed the launch of Faslodex, the approval and launch of an additional indication for Iressa, and the signing of an agreement with Daiichi Sankyo to co-promote RanmarkTM (denosumab) for the treatment of bone disorders stemming from bone metastasis. Daiichi Sankyo acquired the denosumab rights in 2007 from Amgen Inc. and received approval in January 2012.

Other Established ROW

Sales in Other Established ROW showed robust growth of 4% to $1,233 million (2010: $1,049 million). Strong volume growth in Australia for our key products was partially offset by the full year impact of price cuts imposed in April 2010 on Crestor and Nexium and continued price adjustments imposed by the Australian authorities in 2011. Crestor, Nexium and Symbicort all gained market share in the year, with Crestor achieving a 28% volume share in the statin class. Brilique has achieved registration in 2011 in both Australia and New Zealand, with Pharmaceutical Benefits Scheme reimbursement in Australia expected in 2012.

AstraZeneca Annual Report and Form 20-F Information 2011	Geographical Review 79

Geographical Review

Emerging Markets

In the Emerging Markets, sales increased by 10% to $5,763 million (2010: $5,198 million), which was principally driven by growth in China and Latin America.

In many of the larger markets, such as Brazil and Mexico, patients tend to pay directly for prescription medicines and consequently these markets are at less risk of direct government interventions on pricing and reimbursement. In other markets such as South Korea, Taiwan and Turkey, where governments do pay for medicines, we are seeing continued efforts to reduce the cost of prescriptions in line with the systems in Western Europe, Canada and Australia.

Emerging Europe

Sales in Emerging Europe grew by 7% to $1,244 million (2010: $1,165 million) driven by increased sales in Russia and Romania, which more than offset reduced sales in Turkey.

We have continued to build our presence in Russia, where sales increased by 19% to $284 million (2010: $232 million) mainly due to increased sales of Symbicort by 41%, Nexium by 33% and Crestor by 25% driven by growth in the retail segment. We have also consolidated our position among the leaders in the hospital and regional reimbursement segments.

In Romania, we delivered a strong performance with sales up 24% to $154 million (2010: $119 million), largely as a result of sales of Atacand increasing by 63%, Seroquel increasing by 43% and Symbicort increasing by 86%. In late 2009, the Turkish government imposed unprecedented levels of price reductions on the pharmaceutical industry. As a result, our sales were down in Turkey in 2010, but recovered in 2011, up 7% to $297 million (2010: $304 million).

China

Our sales in China (excluding Hong Kong) increased by 15% to $1,261 million (2010: $1,047 million). The slow down in growth rate versus 2010 was primarily driven by a reduction in overall Chinese market growth which was particularly evident in major cities as well as weaker performance in our gastrointestinal and anaesthesia businesses. Our cardiovascular (CV) and oncology businesses continued to grow ahead of the market due to strong performances by Crestor and Betaloc Zok (Seloken/Toprol-XL), despite delays in activation of reimbursement in Beijing, Shanghai and Guangzhou. We continue to be one of the leading multinational pharmaceutical companies in China and the second largest in the prescription market by sales value. In November, we announced our decision to invest $200 million in a new manufacturing facility to further strengthen our position in China. In December, we announced we had entered into an agreement to acquire Guangdong BeiKang Pharmaceutical Company Limited, a generics company based in Conghua City, Guangdong province. This agreement, which remains subject to regulatory approval in China, will provide us with access to a portfolio of injectable medicines used to treat infections.

Emerging Asia Pacific

Sales in Emerging Asia Pacific grew 5% to $968 million (2010: $890 million). This was driven by strong sales growth in India, up 21%, Vietnam, up 29%, and Indonesia, up 11%. Growth was more subdued in markets which were more significantly impacted by government interventions on pricing or by measures which promoted local generic penetration, primarily in Taiwan, Thailand and the Philippines.

Other Emerging ROW

Our sales grew by 12% to $2,290 million (2010: $2,096 million) largely due to strong sales growth in Venezuela and Argentina. We achieved double digit year-on-year sales growth for most of our key products, Nexium, Seroquel XR, Symbicort, Zoladex, Atacand and Seloken. Excluding Brazil, where generic competitors entered the market for the first time in 2011, Crestor sales grew by around 12% across the region.

In Latin America the pharmaceutical market continues to grow strongly, underpinned by a relatively stable political and economic climate. Strong competition from local, non-multinational, companies with branded generic products is increasingly becoming a feature of the region.

Brazilian sales for the year were impacted by loss of exclusivity not only on Crestor but also Atacand monotherapy and Seroquel IR. The Brazilian pharmaceutical market continues to experience double digit growth. Mexican year-on-year sales were flat, mirroring a market that is currently showing low single digit growth.

2011 saw successful launches of Brilinta in Brazil, Vimovo in a number of countries in Central America and the Caribbean, and Onglyza™ in Colombia.

In the Middle East and Africa, despite political challenges arising from the ‘Arab Spring’ revolutions, we further accelerated our growth with sales up 12%. Our largest markets were South Africa, Saudi Arabia, the UAE and Algeria where we achieved steady growth. South African growth was mainly driven by Symbicort up 12%, Seroquel up 14% and Crestor up 10%.

80 Geographical Review	AstraZeneca Annual Report and Form 20-F Information 2011

Glossary

Market definitions

United States of America	Other Established Markets		Emerging Markets
US	Western Europe	Japan	Emerging Europe	China	Other Emerging ROW
	Austria		Albania*		Egypt
	Belgium	Canada	Belarus*	Emerging Asia Pacific	Gulf States
	Denmark		Bosnia and Herzegovina	Bangladesh*	Israel*
	Finland	Other Established ROW	Bulgaria	Cambodia*	Latin America
	France	Australia	Croatia	Hong Kong	Lebanon*
	Germany	New Zealand	Czech Republic	India	Maghreb
	Greece		Estonia*	Indonesia*	Saudi Arabia
	Iceland*		Georgia*	Laos*	South Africa
	Ireland		Hungary	Malaysia
	Italy		Kazakhstan*	Philippines
	Luxembourg*		Latvia*	Singapore
	Netherlands		Lithuania*	South Korea
	Norway		Macedonia*	Sri Lanka*
	Portugal		Poland	Taiwan
	Spain		Romania*	Thailand
	Sweden		Russia	Vietnam*
	Switzerland		Serbia and Montenegro*
	UK		Slovakia
Slovenia*
Turkey
Ukraine*

Rest of World means Other Established Markets and Emerging Markets.

Established Markets means the US and Other Established Markets.

Established ROW means Canada, Japan and Other Established ROW.

Latin America includes Argentina, Brazil, Chile, Colombia, Costa Rica*, El Salvador*, Guatemala*, Honduras*, Mexico, Nicaragua*, Panama*, Peru* and Venezuela.

Gulf States includes Bahrain*, Dubai*, Kuwait*, Oman*, Qatar* and UAE.

Maghreb means Algeria, Morocco and Tunisia*.

*IMS	Health, IMS Midas Quantum Q3 2011 data is not available or AstraZeneca does not subscribe for IMS Health quarterly data for these countries.

The above table is not an exhaustive list of all the countries in which AstraZeneca operates.

US equivalents

Terms used in this Annual Report	US equivalent or brief description
Accruals	Accrued expenses
Allotted	Issued
Called-up share capital	Issued share capital
Creditors	Liabilities/payables
Debtors	Receivables and prepaid expenses
Earnings	Net income
Employee share schemes	Employee stock benefit plans
Fixed asset investments	Non-current investments
Freehold	Ownership with absolute rights in perpetuity
Interest payable	Interest expense
Loans	Long-term debt
Prepayments	Prepaid expenses
Profit	Income
Profit and loss account	Income statement/consolidated statement of comprehensive income
Share premium account	Premiums paid in excess of par value of Ordinary Shares
Short-term investments	Redeemable securities and short-term deposits

AstraZeneca Annual Report and Form 20-F Information 2011	Glossary 209

Important information for readers of this Annual Report Cautionary statement regarding forward-looking statements

The purpose of this Annual Report is to provide information to the members of the Company. The Company and its Directors, employees, agents and advisors do not accept or assume responsibility to any other person to whom this Annual Report is shown or into whose hands it may come and any such responsibility or liability is expressly disclaimed. In order, among other things, to utilise the ‘safe harbour’ provisions of the US Private Securities Litigation Reform Act of 1995 and the UK Companies Act 2006, we are providing the following cautionary statement: This Annual Report contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group. Forward-looking statements are statements relating to the future which are based on information available at the time such statements are made, including information relating to risks and uncertainties. Although we believe that the forward-looking statements in this Annual Report are based on reasonable assumptions, the matters discussed in the forward-looking statements may be influenced by factors that could cause actual outcomes and results to be materially different from those expressed or implied by these statements. The forward-looking statements reflect knowledge and information available at the date of the preparation of this Annual Report and the Company undertakes no obligation to update these forward-looking statements. We identify the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things, those factors identified in the Principal risks and uncertainties section from page 130 of this Annual Report. Nothing in this Annual Report should be construed as a profit forecast.

Inclusion of reported performance, Core financial measures and constant exchange rate growth rates

AstraZeneca’s determination of non-GAAP measures together with our presentation of them within our financial information may differ from similarly titled non-GAAP measures of other companies.

Statements of competitive position, growth rates and sales

In this Annual Report, except as otherwise stated, market information regarding the position of our business or products relative to its or their competition is based upon published statistical sales data for the 12 months ended 30 September 2011 obtained from IMS Health, a leading supplier of statistical data to the pharmaceutical industry. For the US, dispensed new or total prescription data and audited sales data are taken, respectively, from IMS Health National Prescription Audit and IMS National Sales Perspectives for the 12 months ended 31 December 2011; such data is not adjusted for Medicaid and similar state rebates. Except as otherwise stated, these market share and industry data from IMS Health have been derived by comparing our sales revenue to competitors’ and total market sales revenues for that period. Except as otherwise stated, growth rates are given at CER. For the purposes of this Annual Report, unless otherwise stated, references to the world pharmaceutical market or similar phrases are to the 53 countries contained in the IMS Health MIDAS Quantum database, which amounted to approximately 96% (in value) of the countries audited by IMS Health.

AstraZeneca websites

Information on or accessible through our websites, including astrazeneca.com, astrazenecaclinicaltrials.com and medimmune.com, does not form part of and is not incorporated into this Annual Report.

External/third party websites

Information on or accessible through any third party or external website does not form part of and is not incorporated into this Annual Report.

Figures

Figures in parentheses in tables and in the Financial Statements are used to represent negative numbers.

Trade marks

Trade marks of the AstraZeneca group of companies appear throughout this Annual Report in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trade marks of the AstraZeneca group of companies. Trade marks of companies other than AstraZeneca appear with a ™ sign and include: Abraxane™, a trade mark of Abraxis BioScience, LLC.; Cubicin™, a trade mark of Cubist Pharmaceuticals, Inc.; CytoFab™, a trade mark of Protherics Inc.; Kombiglyze XR™ and KomboglyzeTM, trade marks of Bristol-Myers Squibb Company; Lipitor™, a trade mark of Pfizer Ireland Pharmaceuticals; Onglyza™, a trade mark of Bristol-Myers Squibb Company; RanmarkTM, a trade mark of Daiichi Sankyo Company Limited; and Teflaro™, a trade mark of Forest Laboratories, Inc.

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